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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                             --------------------

                                  SCHEDULE TO

                              (Amendment No. 39)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                          WILLAMETTE INDUSTRIES, INC.
                      (Name of Subject Company (Issuer))

                            COMPANY HOLDINGS, INC.
                             WEYERHAEUSER COMPANY

                     (Names of Filing Persons -- Offerors)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                        (Title of Class of Securities)

                                   969133107

                     (CUSIP Number of Class of Securities)

                             ROBERT A. DOWDY, ESQ.
                             WEYERHAEUSER COMPANY
                         FEDERAL WAY, WASHINGTON 98063
                           TELEPHONE: (253) 924-2345

      (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                   COPY TO:

                              RICHARD HALL, ESQ.
                            CRAVATH, SWAINE & MOORE
                               825 EIGHTH AVENUE
                           NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 474-1000

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

                                  SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and
(2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, at a price of $50.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, the Supplement thereto dated May 7, 2001 (the "Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the Supplement and the Schedule TO.

ITEM 11.  ADDITIONAL INFORMATION.

On May 25, 2001, Weyerhaeuser commenced publication of a newspaper advertisement regarding the Offer and Willamette's 2001 annual meeting of shareholders. The text of the advertisement is filed as Exhibit (a)(5)(JJ) hereto.

ITEM 12.  EXHIBITS.

(a)(5)(JJ) Newspaper advertisement initially published on May 25, 2001.

                                     - 1 -

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                                  SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                         COMPANY HOLDINGS, INC.,

                                           by

                                               /s/ STEVEN R. ROGEL
                                              ------------------------
                                               Name:  Steven R. Rogel
                                               Title: President


                                         WEYERHAEUSER COMPANY,

                                            by

                                               /s/ STEVEN R. ROGEL
                                               -----------------------
                                               Name:  Steven R. Rogel
                                               Title: President and Chief
                                                      Executive Officer

           Dated: May 25, 2001

                                 EXHIBIT INDEX

Exhibit           Description

-------           -----------
(a)(5)(JJ)        Newspaper advertisement initially published on May 25, 2001.

                                                            Exhibit (a)(5)(JJ)

TO ALL WILLAMETTE SHAREHOLDERS:

                  NATION'S LEADING INDEPENDENT PROXY ADVISORY
                    FIRMS RECOMMEND WILLAMETTE SHAREHOLDERS
                      VOTE FOR THE WEYERHAEUSER NOMINEES

Institutional Shareholder Services (ISS) and Proxy Monitor are widely recognized as the leading independent proxy advisory firms in the nation. Their recommendations are relied upon by hundreds of major institutional investment firms, mutual funds, and other fiduciaries throughout the country.

On May 22, 2001, ISS recommended that if Willamette shareholders want any transaction, they should vote the GOLD proxy card FOR the Weyerhaeuser nominees. In connection with its recommendation, ISS noted in its May 22, 2001 report that:

        "Metrics aside, it is Willamette's stonewalling that has kept Weyerhaeuser from improving its bid."

        "Weyerhaeuser, understandably, does not wish to keep bidding against itself, but has stated its willingness to raise its offer if Willamette will only negotiate . . . The issue in this proxy contest is thus not about the price on offer, it is about getting ANY price."

        "We believe management has made its position abundantly clear: it is simply not interested in selling. But in remaining unyielding towards negotiating with Weyerhaeuser, Willamette has shown a high degree of disregard for the wishes of its own shareholders, as expressed in their response to the tender offer."

        "In the face of the company's takeover defenses, we believe that shareholders desirous of obtaining any deal--be it with Weyerhaeuser or another party--have no other recourse than to elect the Weyerhaeuser nominees."

In its May 24, 2001 recommendation, Proxy Monitor said:

        "[T]he Willamette board appears to have lost sight of the fiduciary responsibility it owes to its shareholders and, for that reason, its credibility as well."*

                 IF THE WEYERHAEUSER NOMINEES ARE NOT ELECTED
                          WE WILL WITHDRAW OUR OFFER

If our slate is elected at the June 7th meeting and Willamette continues to refuse to negotiate, Weyerhaeuser intends to nominate a slate of directors for election at Willamette's 2002 Annual Meeting. HOWEVER, IF THE WEYERHAEUSER NOMINEES ARE NOT ELECTED ON JUNE 7TH, WE WILL WITHDRAW OUR OFFER, SINCE IT WILL TAKE AT LEAST TWO MORE YEARS, UNTIL THE 2003 ANNUAL MEETING, TO EFFECT A TRANSACTION NOT APPROVED BY THE CURRENT WILLAMETTE BOARD.

                         DON'T DELAY--VOTE GOLD TODAY

We believe you deserve a board of directors that will act to protect your interests. We are seeking your support for the election of our three nominees to Willamette's board at the Willamette Annual Meeting. Please vote FOR the election of the Weyerhaeuser nominees on your GOLD proxy card.

                          [Weyerhaeuser Company logo]

If you have any questions or require any assistance in executing or delivering your proxy or voting instructions, please call our proxy solicitor, INNISFREE
               M&A INCORPORATED, at 1-877-750-5838 (toll-free).

Company Holdings, Inc. ("CHI"), a wholly owned subsidiary of Weyerhaeuser Company, has commenced a tender offer for all the outstanding shares of common stock of Willamette Industries, Inc. at $50.00 per share, net to the seller in cash, without interest. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Thursday, June 7, 2001. CHI may extend the offer. If the offer is extended, CHI will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.


*PERMISSION TO USE QUOTATIONS NEITHER SOUGHT NOR OBTAINED.

                                                                  May 25, 2001